InterOil announces positive 2014 results

Key highlights

· $290 million full year profit and $715 million liquidity

· Elk-Antelope potentially the lowest cost new-build LNG project globally

· Arbitration resolved, Total appointed operator of PRL15

· LNG concept select before end-Q2 2015

· Five targets identified with 17 Tcfe potential outside of Elk-Antelope

· Additional multi-Tcfe targets being evaluated

SINGAPORE and PORT MORESBY, Papua New Guinea, March 17, 2015 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) announced its financial results for the fourth quarter and full year ending December 31, 2014. The company is well placed for development of the Elk-Antelope gas field in Papua New Guinea, potentially the lowest cost new-build LNG project in the world.

In addition, the company has identified five targets, outside of Elk-Antelope, with a potential of 17 trillion cubic feet of gas equivalent (Tcfe) of gross contingent and prospective resource.

InterOil Chief Executive Dr Michael Hession said the past year has enabled the company to focus on developing Elk-Antelope and on maintaining its exploration effort in the Eastern Papuan Basin, one of the world's most exciting emerging hydrocarbon provinces.

Elk-Antelope the most competitive new-build LNG project globally

"Independent analysis suggests Elk-Antelope is the most competitive new-build LNG project globally, with the potential for superior returns even at low commodity prices," Dr Hession said.

"We are well placed with liquidity of $715 million and an anticipated certification payment, to meet our commitments and pursue the LNG project timetable.

Five targets with 17 Tcfe potential

"We have had five consecutive discoveries in the Eastern Papuan Basin where we hold a premier license position.

"We are now planning five wells outside of Elk-Antelope to target about 17 Tcfe of gross contingent and prospective resource; 8 Tcfe of which could be targeted by appraisal wells at Bobcat, Raptor, and Triceratops-3 plus 9 Tcfe by exploration wells at Antelope-South and Wahoo."

In releasing financial results for the fourth quarter and full year to December 31, 2014, the company reported net income of $289.8 million, primarily due to completing its Elk-Antelope transaction with Total and the sale of its refinery and downstream businesses to Puma Energy.

"We implemented structural changes in 2014, which allowed us to run our business more efficiently while building a strong foundation for growth," he said.

"These changes included establishing a new management team, renewing our board, strengthening our balance sheet and streamlining our operations."

For the CEO and Chairman's statements refer to the InterOil website at http://www.interoil.com.

2014 financial results

Net profit after tax for the full year was $289.8 million, compared to a loss of $40.4 million in 2013.

The increase in net profit was assisted by the completion payment of the sale of an affiliated company (holding equity in PRL15) to Total E&P PNG Limited, as well as the sale of the company's refinery and downstream businesses to Puma Energy Pacific Holdings Pte Ltd.

The company had $415 million in cash and receivables plus $300 million in undrawn credit facilities at December 31, 2014.

PRL15 sales and purchase agreement

As part of InterOil's strategy to enable development of gas resources, the company completed on March 26, 2014 a sales and purchase agreement under which Total acquired, through the purchase of all shares of a wholly-owned subsidiary, a gross participating interest of 40.1275% in PRL15, which contains the Elk and Antelope gas fields.

InterOil retained 36.5375% of the license and received $401.3 million as a completion payment.

The company is entitled to additional resource certification payments and milestone payments from Total, as the project evolves.

Sale of PNG oil refinery and downstream businesses

On June 30, 2014, InterOil completed the sale of its Papua New Guinea oil refinery and distribution businesses to Puma Energy for $525.6 million, generating a gain of $49.5 million.

The sale streamlined InterOil's business and has helped fund the company's upstream operations.

Elk-Antelope appraisal

Antelope-4 in PRL15, about 1km south of Antelope-2, and the most southern well on the Elk-Antelope field, started drilling on September 16, 2014.

The well intersected the top of the carbonate reservoir at 1,911 meters true vertical depth sub-sea (TVDSS) in line with expectation and has eliminated the risk of a steeply dipping southern flank.

The well is currently within reservoir at 2,038 meters (TVDSS). Once total depth is reached, wireline logs will be run and, after evaluation, it is planned to install gauges to monitor pressure drawdown during the Antelope-5 extended well test.

Antelope-5, about 1.8km south-south-west of Antelope-3, started drilling on December 23, 2014 to appraise the western extent of the Elk-Antelope field.

The well intersected the top of the carbonate reservoir at 1,534 meters (TVDSS), about 230 meters higher than InterOil's reference case.

Initial results from Antelope-5 clearly identify this well as providing the best reservoir thickness, quality and fracture density of all the wells drilled on the Antelope field. In particular, the thickness and quality of the dolomite zone is superior at this location with porosity readings of up to 25%, signifying a high-quality reservoir.

On February 24, 2015 the well reached a total depth of 2,307 meters (TVDSS). Evaluation of the field will include an extended well test at Antelope-5 with gauges monitoring pressure drawdown in other appraisal wells.

As part of the 2015 appraisal drilling campaign, the PRL15 Joint Venture has selected the location of Antelope-6 to provide structural control and define reservoir quality on the eastern flank of the field. The well is located about 1.9km east-north-east of Antelope-2. Site preparation is under way and, following final approvals, drilling is planned for mid-year.

InterOil is being carried by Total on the Antelope-4, Antelope-5 and Antelope-6 appraisal wells for 75% of the first $50 million gross well cost, in each well.

Elk-Antelope volume certification

As of December 31, 2014 GLJ, an independent qualified reserves evaluator, has estimated gross contingent natural gas and condensate resources for the Elk-Antelope field to range from 7.5 Tcfe (P90), 9.9 Tcfe (P50) to 11.8 Tcfe (P10). These estimates are equivalent to that of December 31, 2013.

The appraisal campaign on the Antelope field is not yet complete and volume certification using all data from the three 2015 appraisal wells is expected towards the end of the year.

Exploration and appraisal drilling to target 17 Tcfe, outside of Elk-Antelope

With success at Raptor in PPL475 and Bobcat in PPL476 in late 2014, the company has had five consecutive discoveries in the Eastern Papuan Basin.

Raptor, which is 12km west of Elk-Antelope, was drilled to a measured depth of 4,032 meters below the rig rotary table. Following the acquisition of additional seismic, an appraisal well is likely to be drilled towards the end of 2015.

Bobcat, about 30km north-west of Elk-Antelope, was drilled to a measured total depth of 3,207 meters below the rig rotary table. Acquisition of seismic over Bobcat will assist in identifying the potential location for an appraisal well.

Triceratops-3 appraisal well is scheduled to start in Q2 2015 and is designed to confirm additional volumes to the north-west of Triceratops-1 and Triceratops-2. The Triceratops field is about 45km west-north-west of Elk-Antelope.

InterOil's internal assessment of the Bobcat, Raptor and Triceratops discoveries indicate that they may hold about 8 Tcfe in cumulative gross, unrisked, contingent resource.

Resumption of exploration drilling at Wahoo in PPL474 is planned before mid-year. Wahoo is about 135km south-east of Elk-Antelope and 165km north-west of Port Moresby. The exploration well was suspended on July 14, 2014, following safety concerns over high pressures.

Antelope South, previously called Antelope Deep, is an exploration well in PRL15 and is scheduled to be drilled in Q3 2015 to test a large structure that partially underlies, but is separate to the Antelope field. It is about 1.9km south-east of Elk-Antelope.

InterOil is being carried by Total on the Antelope South exploration well for 75% of the first $60 million gross well cost.

InterOil's internal assessment of these two exploration targets indicate that they potentially may hold a cumulative gross, unrisked, prospective resource of about 9 trillion Tcfe.

Additional exploration

Planning for an airborne gravity gradiometry survey over most of InterOil's acreage began in late 2014 and acquisition began in early 2015. It is expected to be completed in 2H 2015.

The survey will help to identify new leads and optimize seismic acquisition. Early results show a significant improvement in the definition and detail of potential leads.

Between March and August 2014, InterOil acquired a total of 124km of two-dimensional seismic.

Acquisition of a further 439km of seismic began in Q4 2014 and is scheduled to finish in the second half of 2015.

PRL15 arbitration

Subsequent to the end of 2014, the International Chamber of Commerce arbitration panel dismissed all claims by the PAC LNG companies, affiliates of Oil Search Limited, to pre-emptive rights over a share sale and purchase agreement involving an interest in the Elk-Antelope field.

Consequently, Total E&P PNG Limited is a party to the PRL 15 joint venture operating agreement and, having complied with the terms of the PRL 15 Joint Venture Operating Agreement, has full rights from February 27, 2014, the date of the original transfer of interest.

PRL15 operatorship and Elk-Antelope LNG

In February 2015, all participants in the PRL15 Joint Venture unanimously voted to appoint Total E&P PNG Limited as operator of the PRL15 Joint Venture.

The appointment will take effect in accordance with an operator transition plan, the joint venture operating agreement and is subject to any necessary PNG Government approvals.

Total, with input from the PRL 15 JV, has had a large team working on the Elk-Antelope LNG development concept during 2014 and the initial 24 LNG scenarios have been narrowed down to three primary concepts.

In late 2014, Total presented its proposed project timeline which targets:

  Concept select before the end of Q2 2015;
  Early works projects in 2016;
  Contract awards and construction in 2017.

Board renewal

During Q4 2014, Chris Finlayson, who has nearly 40 years' global experience in the energy industry and was the former chief executive officer for BG Group, became the chairman of InterOil on the retirement of Dr Gaylen Byker.

The director appointments of Dr Ellis Armstrong, former chief financial officer of BP E&P, and Katherine Hirschfeld, a former senior BP executive, were announced in Q4 2014 and were effective January 1, 2015. The company also recently announced the appointment of Mr Chee Keong Yap, a former chief financial officer of Singapore Power, as a director effective from March 13, 2015. Mr Yap replaces Mr Samuel Delcamp as a director, who formally retired from the Board on March 12, 2015.

These appointments provide the Board with significant additional global oil and gas skills and board experience.

Financial summary

Consolidated - Operating results	Year ended December 31,
($ thousands, except per share data)	2014	2013	2012

Interest revenue	1,991	71	62
Other	11,168	2,692	10,361
Total revenue	13,159	2,763	10,423
Adminstrative and general expenses	(39,245)	(19,165)	(18,129)
Derivative (losses)/gains	-	(146)	11
Legal and professional fees	(14,091)	(9,801)	(3,847)
Exploration costs, excluding exploration impairment	(34,529)	(18,794)	(13,901)
Finance costs, excluding interest expense	(18,578)	(4,687)	-
Gain on conveyance of exploration and evaluation assets	340,540	500	4,418
Gain on available-for-sale investment	-	3,720	-
Foreign exchange gains/ (losses)	4,421	(467)	(420)
Share of net (losses)/gains of joint venture partnership	(17,558)	2,274	(490)
accounted for using the equity method
EBITDA (1)	234,119	(43,803)	(21,935)
Depreciation and amortization	(3,628)	(5,733)	(4,045)
Interest expense	(11,409)	(8,440)	(6,187)
Profit/(loss) for the period from continuing operations before income taxes	219,082	(57,976)	(32,167)
Income tax expense	(1,119)	(940)	(321)
Profit/(loss) for the period from continuing operations	217,963	(58,916)	(32,488)
Profit for the period from discontinued operations, net of tax	71,803	18,558	34,092
Profit/(loss) for the period	289,766	(40,358)	1,604
Note (1) EBITDA is a non-GAAP financial measure. Details can be found in InterOil's MDA report for the year ended December 31, 2014.

Conference call information

The full text of the media release and accompanying financials are available on the company's website at www.interoil.com.

A conference call will be held on March 17, 2015, at 8:00 a.m. US Eastern time (8:00 p.m. Singapore) to discuss the financial and operating results. The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (800) 230-1059 in the US, or +1 (612) 234-9960 from outside the US.

A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papuan New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province of Papua New Guinea, and exploration licences covering about 16,000sqkm of the Eastern Papuan Basin. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn SVP, Investor Relations	David Wu VP, Investor Relations	Cynthia Black Investor Relations – North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Rob Millhouse VP, Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 8112 5694 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.